UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-
Application for an Order under Section 6(c) of the Investment Company Act of 1940
(the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1
under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1)
and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.
In the Matter of:
BlackRock ETF Trust III
c/o BlackRock Fund Advisors
400 Howard Street
San Francisco, CA 94105

BlackRock Fund Advisors
400 Howard Street
San Francisco, CA 94105

BlackRock Investments, LLC
40 East 52nd Street
New York, New York 10022
______________________
Please send all communications regarding this application to:

Janey Ahn, Esq. BlackRock Fund Advisors 400 Howard Street San Francisco, CA 94105	Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019-6099	Benjamin J. Haskin, Esq. Willkie Farr & Gallagher LLP 1875 K Street N.W. Washington, DC 20006-1238

Page 1 of 11 sequentially numbered pages (including exhibits)
As filed with the U.S. Securities and Exchange Commission on June 3, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BlackRock ETF Trust III BlackRock Fund Advisors BlackRock Investments, LLC File No. 812-
Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I.	SUMMARY OF APPLICATION
In this application, BlackRock ETF Trust III (“Trust”), BlackRock Fund Advisors (“Adviser”), and BlackRock Investments, LLC (“Distributor”) (collectively, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of ActiveSharesSM ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1
Applicants request that the relief apply to the ActiveSharesSM ETFs listed in Appendix A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an ActiveSharesSM ETF as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).2
No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the Act.

[1]	Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order).
[2]
All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

II.	APPLICANTS
A.	The Trust
The Trust is a Delaware statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as ActiveSharesSM ETFs. The Trust will be registered with the Commission as an open-end management investment company under the Act.
B.	The Adviser
The Adviser will be the investment adviser to the Initial Funds. The Adviser is a California corporation with its principal place of business in San Francisco, California. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into a licensing agreement with Precidian Funds LLC, in order to offer ActiveSharesSM ETFs.3
Subject to approval by the Funds’ board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.
C.	The Distributor
The Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.
III.	REQUEST FOR RELIEF
Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:
•
With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•
With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

[3]	Aspects of the Funds are covered by intellectual property rights, including but not limited to those which are described in one or more patent applications.

•	With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.
IV.	NAMES AND ADDRESSES
Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.
V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES
Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.
Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.
BlackRock ETF Trust III

	By:	/s/John M. Perlowski
		Name:	John M. Perlowski
		Title:	Trustee

BlackRock Fund Advisors

	By:	/s/Janey Ahn
		Name:	Janey Ahn
		Title:	Managing Director

BlackRock Investments, LLC

	By:	/s/Gregory Rosta
		Name:	Gregory Rosta
		Title:	Director

Dated: June 3, 2020

Resolutions of BlackRock ETF Trust III
(as adopted June 3, 2020)
RESOLVED:
That the Trust be, and it hereby is, authorized to prepare and file with the SEC an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, granting an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.
RESOLVED:
That any and all actions previously taken in connection with the preparation and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, granting an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act be, and they hereby are, ratified.
RESOLVED:
That the initial Trustee and officer of the Trust be, and hereby is, authorized to take any and all actions as are reasonable or necessary to obtain the Order.
RESOLVED:
That the initial Trustee and officer of the Trust be, and hereby is, authorized and directed to do and perform any and all further acts and things which are necessary or appropriate to carry out the foregoing resolutions.

Authorization Rule 0-2(c)(1)
Authorization of BlackRock Fund Advisors
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by BlackRock Fund Advisors have been taken, and that as a Managing Director thereof, she is authorized to execute and file the same on behalf of BlackRock Fund Advisors and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.
BlackRock Fund Advisors

By:	/s/Janey Ahn
	Name:	Janey Ahn
	Title:	Managing Director

Authorization Rule 0-2(c)(1)
Authorization of BlackRock Investments, LLC
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by BlackRock Investments, LLC have been taken, and that as a Director thereof, he is authorized to execute and file the same on behalf of BlackRock Investments, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.
BlackRock Investments, LLC

By:	/s/Gregory Rosta
	Name:	Gregory Rosta
	Title:	Director

Verification Rule 0-2(d)
Verification of Application
In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, BlackRock ETF Trust III; that he is the sole Trustee of such entity; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 3rd day of June, 2020, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
By:	/s/John M. Perlowski
	Name:	John M. Perlowski
	Title:	Trustee

Verification Rule 0-2(d)
Verification of Application
In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, BlackRock Fund Advisors; that she is a Managing Director of such company; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 3rd day of June, 2020, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.
By:	/s/Janey Ahn
	Name:	Janey Ahn
	Title:	Managing Director

Verification Rule 0-2(d)
Verification of Application
In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, BlackRock Investments, LLC; that he is a Director of such entity; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 3rd day of June, 2020, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
By:	/s/Gregory Rosta
	Name:	Gregory Rosta
	Title:	Director

APPENDIX A
Initial Funds
BlackRock Future FinTech ETF (the “Fund”)
The Fund seeks to maximize total return. The Fund will invest primarily in equity securities of companies involved in the research, development, production and/or distribution of technologies used and applied in financial services.

A-1